UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of August 2004

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                       Yes |_|                  No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

            The following document is being filed with this 6-K report and is attached hereto.

             Quinenco Announce Purchase of 11.41% of Almacenes Paris

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[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

            QUINENCO ANNOUNCES PURCHASE OF 11.41% OF ALMACENES PARIS

August 18, 2004- Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported to the Chilean Superintendency of Securities and Insurance (SVS) today that it had entered into an agreement to purchase 68,489,407 shares of Almacenes Paris, one of Chile's largest retail department store chains.

The shares, which are traded on the Santiago Stock Exchange (Paris), are being acquired from Inmobiliaria e Inversiones Aconcagua S.A., an investment company owned by the Galmez family, for Ch$514 per share. The terms of the agreement provide for the share acquisition and payment thereof, on or before October 14, 2004.

Following the acquisition, which is currently valued at approximately Ch$35,204 million (equivalent to approximately US$55.4 million), Quinenco or a wholly-owned subsidiary will hold an 11.41% interest in Almacenes Paris.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications and manufacturing.

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

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            QUINENCO S.A.


                                            By: s/s Luis Fernando Antunez
                                                --------------------------------
                                                Name: Luis Fernando Antunez
                                                Title: Authorized Representative

Dated: August 19, 2004